

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 10, 2017

Timothy B. Goodell
General Counsel and Secretary
Hess Midstream Partners GP LLC
1501 McKinney Street
Houston, TX 77010

> **Re:** **Hess Midstream Partners LP**
> **Amendment No. 9 to Registration Statement on Form S-1**
> **Filed February 13, 2017**
> **File No. 333-198896**

Dear Mr. Goodell:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Reference to page A-90 of the prospectus indicates that your general partner may elect, without unitholder approval, to cause Common Units held by Persons who are not Affiliates of the General Partner to be converted into or exchanged for interests in a newly formed entity taxable as a corporation or an entity taxable at the entity level for U.S. federal (or applicable state and local) income tax purposes. Please confirm that you will register such conversion unless an exemption from registration is available. See Securities Act Section 2(a)(3).

Business Strengths, page 4

2.   Please expand your disclosure to explain in context the reference to "various development and infrastructure planning processes" through which your management team is "integrated closely with Hess's Bakken operating team."

Closing Comments

You may contact Mark Wojciechowski at (202) 551-3759 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Attorney-Advisor, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Via E-mail
        Brett E. Braden
        Latham & Watkins LLP